EXHIBIT 77C


A special meeting of DLJ High Yield Bond Fund's shareholders was held on May 20, 1999 for the purpose of considering and acting upon the matters set forth in the Proxy Statement and summarized below. A quorum was represented at the meeting and the voting results are set forth below:

A. Election of Trustees of the Fund for each Class (I, II and III):

                                        For                     Against
Wilmot H. Kidd, III (Class I)		40,690,430		262,382

Martin Jaffe (Class II)			40,693,259		259,553
John W. Waller, III (Class III)		40,602,680		350,132

G. Moffett Cochran (Class III)		40,693,259		259,553
Robert E. Fischer (Class III)		40,675,411		277,401

B. Selection of Ernst & Young LLP as independent auditors of the Fund for the fiscal year ending October 31, 1999:

For                     Against                 Abstain
40,672,295		128,285			152,232